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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A
(Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 1)

                             ARMOR HOLDINGS, INC.
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 042260109
                               (CUSIP Number)

                             Stephen B. Salzman
                              FS Partners, LLC
                         767 Fifth Avenue, 50th Floor
                           New York, New York 10153
                                (212) 223-9696
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 26, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No. 042260109                              Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    FS Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,277,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      1,277,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                      1,277,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    8.0%

     14        TYPE OF REPORTING PERSON*
                    OO




SCHEDULE 13D

CUSIP No. 042260109                                       Page 3 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Thomas F. Frist III

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          1,277,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       1,277,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                      1,277,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    8.0%

     14        TYPE OF REPORTING PERSON*
                    IN





SCHEDULE 13D

CUSIP No. 042260109                                        Page 4 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stephen B. Salzman

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH         1,277,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      1,277,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,277,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    8.0%

     14        TYPE OF REPORTING PERSON*
                    IN



SCHEDULE 13D                                                Page 5 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

      The Schedule 13D initially filed on December 15, 1997 (the "Schedule 13D") by FS Partners, LLC, a Delaware limited liability company ("FS Partners"), Thomas F. Frist III ("Mr. Frist"), and Stephen B. Salzman ("Mr. Salzman") relating to the common stock, $.01 par value per share (the "Common Stock"), issued by Armor Holdings, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 13386 International Parkway, Jacksonville, Florida 32218, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 3 is hereby amended and restated as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by FS Partners is approximately $12,953,032. Neither Mr. Frist nor Mr. Salzman own directly any shares of Common Stock.

      The shares of Common Stock purchased by FS Partners were purchased with the investment capital of such entity.

      Some of the shares of Common Stock beneficially owned by FS Partners are held in a margin account maintained at Merrill, Lynch, Pierce, Fenner & Smith, Inc., which account may from time to time have a debit balance. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with repect to the shares of

Common Stock purchased. Currently, the interest rate charged on such margin account is approximately 6% per annum.

Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 16,023,740 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 10, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the quarter ending September 30, 1997 (which is the most recent Form 10-Q on file).

            (i) FS Partners owns beneficially 1,277,024 shares of Common Stock, constituting approximately 8.0% of the shares outstanding.
            (ii) Mr. Frist owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Frist may be deemed to beneficially own 1,277,024 shares of Common Stock held by FS Partners, constituting approximately 8.0% of the shares outstanding.



                                                            Page 6 of 8 Pages

            (iii) Mr. Salzman owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Salzman may be deemed to beneficially own 1,277,024 shares of Common Stock held by FS Partners, constituting approximately 8.0% of the shares outstanding.

            (iv) In the aggregate, the Reporting Persons beneficially own a total of 1,277,024 shares of Common Stock, constituting approximately 8.0% of the shares outstanding.

      (b) FS Partners has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its managing members, Messrs. Frist and Salzman. Messrs. Frist and Salzman, as managing members of FS Partners, have shared power to dispose of and shared power to vote the Common Stock held by FS Partners.

      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock during the past 60 days by FS Partners, which were all in the open market on the American Stock Exchange, are set forth in Schedule A.

      (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.



                                                        Page 7 of 8 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 2, 1998           /s/ Thomas F. Frist III
                                    Thomas F. Frist III, individually
                                    and on behalf of
                                    FS Partners, LLC

                                    /s/ Stephen B. Salzman
                                    Stephen B. Salzman, individually







                                                           Page 8 of 8 Pages

                                  Schedule A

                             FS Partners, L.L.C.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________


12/16/97                    5,000                      $10.18

12/17/97                   22,000                       10.18

1/14/98                    30,000                        9.93

1/27/98                    10,500                       10.05

2/26/98                   125,900                       10.48

2/27/98                     3,500                       10.43

3/02/98                    25,100                       10.43